UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

Lucas Energy, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

549333 201
(CUSIP Number)

RYAN J. MORRIS
MESON CAPITAL PARTNERS LLC
One Sansome Street, Suite 1895
San Francisco CA 94104
(607) 279-5382

ROBERT L. FROME, ESQ.
RON S. BERENBLAT, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 520-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.
_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 549333 201

1	NAME OF REPORTING PERSON MESON CAPITAL CONSTRUCTIVE PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,222,813
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,222,813
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,222,813
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 549333 201

1	NAME OF REPORTING PERSON MESON CAPITAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 513,560
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 513,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 513,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 549333 201

1	NAME OF REPORTING PERSON MESON CAPITAL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,736,373
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,736,373
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,736,373
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 549333 201

1	NAME OF REPORTING PERSON RYAN J. MORRIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,811,375 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,811,375 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,811,375 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14	TYPE OF REPORTING PERSON IN

(1) Includes 75,002 Shares underlying stock options that are exercisable within 60 days of the date hereof.

CUSIP NO. 549333 201

1	NAME OF REPORTING PERSON YOUNG CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 334,166 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 334,166 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 334,166 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

(1) Includes 137,500 Shares underlying Warrants.

CUSIP NO. 549333 201

1	NAME OF REPORTING PERSON YOUNG CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 334,166 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 334,166 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 334,166 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO

(1) Includes 137,500 Shares underlying Warrants.

CUSIP NO. 549333 201

1	NAME OF REPORTING PERSON JOSHUA D. YOUNG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 343,050 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 343,050 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 343,050 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON IN

(1) Includes 137,500 Shares underlying Warrants and 8,333 Shares underlying stock options that are exercisable within 60 days of the date hereof.

CUSIP NO. 549333 201

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”).  This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

The first paragraph of Item 2(b) is hereby amended and restated to read as follows:

The principal business address of each of Meson Constructive, Meson LP, Meson LLC and Ryan J. Morris is One Sansome Street, Suite 1895, San Francisco CA 94104.  The principal business address of each of Young LP, Young LLC and Joshua D. Young is 2800 Neilson Way, No. 503, Santa Monica, California 90405.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 4,222,813 Shares directly owned by Meson Constructive is approximately $8,168,258, including brokerage commissions.  Such securities were acquired with the working capital of Meson Constructive.

The aggregate purchase price of the 513,560 Shares directly owned by Meson LP is approximately $816,683, including brokerage commissions.  Such securities were acquired with the working capital of Meson LP.

The aggregate purchase price of the 196,666 Shares directly owned, and Warrants to purchase 137,500 Shares that may be deemed to be beneficially owned, by Young LP is approximately $381,941, including brokerage commissions.  Such securities were acquired with the working capital of Young LP.

Ryan J. Morris is deemed to beneficially own an additional 75,002 Shares underlying stock options that are exercisable within 60 days of the date hereof.  Such stock options were awarded to Mr. Morris in his capacity as a director of the Issuer.

Joshua D. Young is deemed to beneficially own an additional 8,334 Shares underlying stock options that are exercisable within 60 days of the date hereof.  Such stock options were awarded to Mr. Young in his capacity as a director of the Issuer.

Each of Meson Constructive, Meson LP and Young LP effects purchases of securities primarily through margin accounts maintained for it with brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 33,324,615 shares of common stock outstanding, which is the total number of Shares outstanding following the offering undertaken by the Issuer in April 2014, as set forth in its April 17, 2014 prospectus supplement filed with the Securities and Exchange Commission on April 18, 2014 pursuant to Rule 424b(5).

CUSIP NO. 549333 201

        As of the close of business on May 30, 2014, Meson Constructive may be deemed to beneficially own 4,222,813 Shares, constituting approximately 12.7% of the Shares outstanding.  By virtue of their relationship with Meson Constructive discussed in further detail in Item 2, each of Meson LLC and Ryan J. Morris may be deemed to beneficially own the Shares beneficially owned by Meson Constructive.

As of the close of business on May 30, 2014, Meson LP may be deemed to beneficially own 513,560 Shares, constituting approximately 1.5% of the Shares outstanding.  By virtue of their relationship with Meson LP discussed in further detail in Item 2, each of Meson LLC and Ryan J. Morris may be deemed to beneficially own the Shares beneficially owned by Meson LP.

As of the close of business on May 30, 2014, Young LP may be deemed to beneficially own 334,166 Shares, including 137,500 Shares underlying Warrants, constituting approximately 1.0% of the Shares outstanding.  By virtue of their relationship with Young LP discussed in further detail in Item 2, each of Young LLC and Joshua D. Young may be deemed to beneficially own the Shares beneficially owned by Young LP.

The Warrants owned by the Reporting Persons contain “blocker” provisions which restrict exercise of any portion of the Warrants to the extent that after giving effect to such exercise, the holders thereof would beneficially own in excess of specified ownership limitations (4.99% of the outstanding Shares with respect to 137,500 Warrants reported herein and 9.99% of the outstanding Shares with respect to 50,000 Warrants reported herein, subject to increase or decrease to the ownership limitations as set forth in the respective Warrants, but in no event greater than 9.99% of the outstanding Shares).

As of the close of business on May 30, 2014, Ryan J. Morris may be deemed to beneficially own an additional 75,002 Shares underlying stock options that are exercisable within 60 days of the date hereof.  Such stock options were awarded to Mr. Morris in his capacity as a director of the Issuer.

As of the close of business on May 30, 2014, Joshua D. Young may be deemed to beneficially own an additional 8,334 Shares underlying stock options that are exercisable within 60 days of the date hereof.  Such stock options were awarded to Mr. Young in his capacity as a director of the Issuer, provided that he no longer serves as a director of the Issuer.

This statement reports an aggregate of 5,154,425 Shares, including 137,500 Shares underlying Warrants and 83,886 Shares underlying stock options, constituting approximately 15.4% of the Shares outstanding.

Item 5(c) is hereby amended to add the following:

(c)          On December 24, 2013, Ryan J. Morris was awarded stock options to purchase 50,000 Shares with an exercise price of $0.98 per Share in his capacity as a director of the Issuer.  The stock options vest in 12 equal monthly installments beginning January 24, 2014.

On September 12, 2013, warrants to purchase 187,500 shares of the Issuer’s Shares at an exercise price of $2.00 per share held by Meson Constructive expired unexercised.

On September 12, 2013, warrants to purchase 12,500 shares of the Issuer’s Shares at an exercise price of $2.00 per share held by Joshua D. Young expired unexercised.

On May 30, 2014, Meson LP affected an in-kind distribution of 682,280 Shares of the Issuer to a limited partner of Meson LP, without consideration.

CUSIP NO. 549333 201

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2014	MESON CAPITAL CONSTRUCTIVE PARTNERS L.P.

	By:	Meson Capital Partners LLC General Partner

	By:	/s/ Ryan J. Morris
Ryan J. Morris Managing Member

MESON CAPITAL PARTNERS LP

By:	Meson Capital Partners LLC General Partner

By:	/s/ Ryan J. Morris
Ryan J. Morris Managing Member

MESON CAPITAL PARTNERS LLC

By:	/s/ Ryan J. Morris
Ryan J. Morris Managing Member

/s/ Ryan J. Morris
RYAN J. MORRIS

YOUNG CAPITAL PARTNERS, LP

By:	Young Capital Management, LLC General Partner

By:	/s/ Joshua D. Young
Joshua D. Young Managing Member

YOUNG CAPITAL MANAGEMENT, LLC

By:	/s/ Joshua D. Young
Joshua D. Young Managing Member

/s/ Joshua D. Young
JOSHUA D. YOUNG